

Mail Stop 4628

May 3, 2017

Paulo Basilio
Executive Vice President and Chief Financial Officer
The Kraft Heinz Company
One PPG Place
Pittsburgh, PA 15222

> **Re: The Kraft Heinz Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 3, 2017**
> **File No. 1-37482**

Dear Mr. Basilio:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 28

1.   Please revise your executive compensation disclosure to provide the compensation discussion and analysis required by Item 402(b) of Regulation S-K. For example, please explain the specific performance metrics used to calculate annual incentive compensation and how each executive officer's performance compared to these metrics. In this regard, we note you disclose that each named executive officer had four or five Management by Objectives evaluated through at least eight Key Performance Indicators in addition to a financial multiplier in 2016 based on year-over-year organic change in EBITDA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources